
07070033

Acergy US Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Independent Auditors' Report


M&M

MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K


SEC Mail Processing
RECEIVED
JUL 2 2007
WASH, D.C.
160
SECTION

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ to ________________________

Commission file number 0-21742

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ACERGY US INC. 401(k) PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Acergy S.A.
c/o Acergy M.S. Ltd.
1st Floor Dolphin House
Windmill Road
Sunbury-on-Thames,
Middlesex, TW16 7HT, England

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

NOTE: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Acergy US Inc. 401(k) Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Acergy US Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 as of December 31, 2006.

We also audited the adjustments to the 2005 financial statement to retrospectively apply the change in accounting for fully benefit-responsive investment contracts, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2005 financial statement of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statement taken as a whole.

Melton & Melton, L.L.P.

Houston, Texas
June 28, 2007

11302 RICHMOND AVENUE • HOUSTON, TEXAS 77082-2616 (281) 759-1120 FAX: (281) 759-5500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Acergy US Inc. 401(k) Profit Sharing Plan and Trust

We have audited, before the effects of the retroactive adoption of the new accounting position described in Note 2 to the financial statements, the accompanying statement of net assets available for benefits of the Acergy US Inc. 401(k) Profit Sharing Plan and Trust (formerly the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust) (the "Plan") as of December 31, 2005. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retroactive effects of the adoption of the new accounting position described in Note 2 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retroactive effects are appropriate and have been properly applied. Those retroactive effects are audited by other auditors.

Deloitte + Touche LLP

Houston, Texas
June 29, 2006

402662

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Investments—fair value	$31,092,092	$28,982,450
Participant contribution receivable	27,272	
Employer contribution receivable	8,256	
Investment income receivable	2,455	6,138
Net assets available for benefits at fair value	31,130,075	28,988,588
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	49,621	38,767
NET ASSETS AVAILABLE FOR BENEFITS	$31,179,696	$29,027,355

See notes to financial statements.

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:	
Investment income	$ 804,830
Net appreciation in fair value of investments	7,282,263
Contributions:	
Participants	1,114,627
Employer	337,844
Rollover	110,362
Total additions	9,649,926
DEDUCTIONS:	
Benefits paid to participants	(6,549,489)
Transfers to Cal Dive International benefit plans	(889,176)
Administrative expenses	(58,920)
Total deductions	(7,497,585)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,152,341
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	29,027,355
End of year	$31,179,696

See notes to financial statements.

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. PLAN DESCRIPTION

The following brief description of the Acergy US Inc. 401(k) Profit Sharing Plan and Trust, formerly known as Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Acergy US Inc., formerly known as Stolt Offshore Inc., and its subsidiaries (collectively the "Company") who are the age of eighteen or older, except employees who are covered under a collective bargaining agreement. Eligible employees can enter the Plan at the first day of each quarter. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On October 31, 2005, the Company sold certain assets to Cal Dive International, ("Cal Dive") which resulted in a "partial termination" of the Plan, and required full vesting of participants who were involuntarily terminated as a result of the sale. Those participants who became Cal Dive employees became eligible to participate in certain Cal Dive benefit plans. Distributions during 2006 to former participants who were subsequently employed by Cal Dive amounting to $3,544,551 are included as benefits paid to participants on the accompanying statement of changes in net assets available for benefits. In addition, $889,176 was transferred to Cal Dive benefit plans during 2006.

Administration—The Plan is administered by a committee which is appointed by the board of directors of the Company. The committee elected to appoint as the Plan's trustee, the Charles Schwab Trust Company ("CSTC" or "Trustee"), with responsibility for custody of the Plan's assets, and Schwab Retirement Plan Services, Inc. ("SRPS") to provide recordkeeping services for the Plan.

Contributions—Participants may make contributions of 2% to 25% of pretax annual compensation through payroll deferrals. In addition, if a Participant will attain the age of 50 by the end of the Plan year, the Participant can make additional pre-tax catch-up contributions up to certain Internal Revenue Code (the "Code") limits. The catch-up contributions are not included in nondiscrimination testing. Various provisions of the Code may limit contributions of some highly compensated employees. All contributions are exempt, up to the allowed maximum, from federal income tax withholding in the year they are deferred, but are subject to payroll taxes. The Company contributes a matching amount equal to 50% of elective contributions. The Company matching contribution shall not exceed 6% of employees' eligible compensation. The Company may elect to make a discretionary, non-matching contribution allocated to each eligible employee's non-matching contribution account regardless of the status of participation in elective contribution accounts. To receive this discretionary contribution employment cannot be terminated prior to the last day of the year. The board of directors of the Company did not elect to make a discretionary contribution for 2006.

Participants' Accounts—Contributions are invested as directed by the participant into various mutual funds and the common stock of Acergy S.A. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and are charged with investment advisory and other fees by SRPS. Other investment account related fees associated with administering the Plan are borne by the Company.

Vesting—Participants are 100% vested at all times in their own contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. A participant becomes vested on a graduated schedule, and is 100% vested after five years of credited service as follows:

Years of Service	Vested Percentage
1	0 %
2	20
3	40
4	80
5	100

In general, a participant will be deemed to have completed one year of service for each 12-month period during which the participant completes at least 1,000 hours of service.

Distributions—On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account either in a life annuity, a lump sum or monthly installments. If the participant is married, a joint and 50% survivor annuity will be distributed, unless the Participant and spouse elect an alternate form of payment. If the Participant is not married on the date benefits begin, the Participant will automatically receive a life annuity with 120 months certain. If the Participant and spouse elect not to take a joint and survivor annuity or if a Participant who is not married elects not to take a life annuity, the alternate forms of payment are: lump sum; monthly, quarterly, semi-annual, or annual installments over a period not exceeding the Participant's life expectancy; or a different form of annuity.

In-service withdrawals are permitted after a Participant has attained the age of 59 1/2.

Hardship withdrawals of a participant's elective contributions, vested employer contributions and rollovers to the Plan are allowed in the event of immediate and heavy financial need, as defined by the Plan. Only one hardship withdrawal may be taken in any 12-month period. Participant contributions are suspended for 6 months after the receipt of a hardship withdrawal.

Loans—Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1–5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Plan trustees that are commensurate with prevailing interest rates for similar transactions. Principal and interest is repaid on an after tax basis through payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals and additional deferrals at the time of repayment.

Forfeitures—Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company. For the year ended December 31, 2006, $43,423 of forfeitures were utilized to reduce administrative expenses. As of December 31, 2006 and 2005, net assets available for benefits included $27,251 and $15,306, respectively of unutilized forfeitures.

Plan Termination—Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the ERISA. In the event the Plan is terminated, each participant shall become 100% vested in their employer contributions, plus any earnings accrued thereon, as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition—Shares of registered investment companies are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Acergy S.A. Common Stock Fund are valued at the fair value of Acergy S.A. common stock as determined by quoted market prices, and other assets in the fund including a money market account and interest receivable, are valued by Investors Bank and Trust. Investments in the Schwab Stable Value Fund are valued at the fair value of the underlying assets as determined by the Trustee. Participant loans are stated at cost, which approximates fair value. The sale or purchase of securities is recorded on the trade date. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the statement of net assets for the periods presented. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties—The Plan provides for various investments, at the election of the participant, in mutual funds, including a fund exclusively holding Acergy S.A. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect participants' account balances and amounts reported on the statements of net assets available for benefits.

3. INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005:

		2006	2005
	Common Stock Fund:		
*	Acergy S.A. Common Stock Fund	$ 10,734,296	$ 10,060,372
	Common/Collective Trust Fund:		
*	Schwab Stable Value Fund**	4,771,380	3,659,866
	Mutual Funds:		
	Growth Fund of America R3	3,099,069	3,424,709
	First Eagle Overseas A	3,012,549	2,812,535
*	Schwab 1000 Index Investment	1,628,012	1,712,021
	MFS Total Return A		1,631,718
	Phoenix-Duff Real-Estate Sec A	1,914,134	

* Party-in-interest
** Includes adjustment to contract value of $49,621 and $38,767 for interest in collective trust relating to fully benefit responsive investment contracts in 2006 and 2005, respectively

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Acergy S.A. Common Stock Fund	$5,619,271
Mutual Funds	1,492,916
Common/Collective Trust Fund	170,076
	$7,282,263

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's Management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Charles Schwab Investment Management, Inc. Charles Schwab Investment Management, Inc. is an affiliate of Plan's Trustee, CSTC, and therefore, transactions with these funds qualify as party-in-interest transactions.

Certain Plan investments are shares of Acergy S.A. common stock. The Plan sponsor is a subsidiary of Acergy S.A; therefore, investments in the Acergy S.A. Common Stock Fund qualify as party-in-interest transactions.

Participant loans also qualify as party-in-interest transactions.

6. SUBSEQUENT EVENTS

Effective April 1, 2007, the Company contributes a matching amount equal to 100% of elective contributions. The Company matching contribution shall not exceed 6% of employees' eligible compensation.

Also effective April 1, 2007, for participants with one hour of service after March 31, 2007, the Company's vesting schedule changed. A Participant's account balance derived from Company Matching Contributions will vest 100% after one year of credited service.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2005 to the Form 5500:

Net assets available for benefits per the financial statements	$ 29,027,355
Less: Amounts allocated to withdrawing participants	17,946
Net assets available for benefits per the Form 5500	$ 29,009,409

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ending December 31, 2006:

Change in net assets available for benefits per the financial statements	$ 2,152,341
Add: Amounts allocated to withdrawing participants at December 31, 2005	17,946
Change in net assets available for benefits per the Form 5500	$ 2,170,287

* * * * * *

SUPPLEMENTAL SCHEDULE

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN NUMBER 001 - EIN 72-0918249
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock Fund:			
*	Acergy S.A. Common Stock Fund	Company parent common stock	(1)	$ 10,734,296
	Common/Collective Trust Fund:			
*	Schwab Stable Value Fund	Common/Collective Trust	(1)	4,771,380
	Mutual Funds:			
	Growth Fund of America R3	Registered Investment Company	(1)	3,099,069
	First Eagle Overseas A	Registered Investment Company	(1)	3,012,549
	Phoenix-Duff Real Estate Sec A	Registered Investment Company	(1)	1,914,134
*	Schwab 1000 Index Investment	Registered Investment Company	(1)	1,628,012
	MFS Total Return A	Registered Investment Company	(1)	1,332,968
	Excelsior Mid Cap Value Instl	Registered Investment Company	(1)	1,222,233
	Columbia Intermediate Bond Z	Registered Investment Company	(1)	526,783
	Buffalo Small Cap	Registered Investment Company	(1)	570,036
	Sound Shore fund	Registered Investment Company	(1)	442,908
	Barclays Global Inv. Lifepath 2010	Registered Investment Company	(1)	409,083
	Barclays Global Inv. Lifepath 2030	Registered Investment Company	(1)	390,414
	Barclays Global Inv. Lifepath 2040	Registered Investment Company	(1)	384,598
	Barclays Global Inv. Lifepath 2020	Registered Investment Company	(1)	339,278
	Ariel Fund	Registered Investment Company	(1)	286,282
*	Participant Loans	Loans to participants, bearing interest of 5% to 10.5%, maturing through 2011.	0	77,690
	TOTAL			$ 31,141,713

* Party-in-interest

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Acergy US Inc. 401(k) Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACERGY US INC. 401(k) PROFIT SHARING PLAN AND TRUST



Mark A. Waddell
Human Resources Director
Acergy US Inc. Plan Administrator

June 28, 2007



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-124997 and 333-74321 of Acergy S.A. on Form S-8 of our report dated June 28, 2007, appearing in this annual report on Form 11-K of Acergy US, Inc. 401(k) Profit Sharing Plan and Trust for the year ended December 31, 2006.

Melton & Melton, L.L.P.

Houston, Texas
June 28, 2007

11302 RICHMOND AVENUE • HOUSTON, TEXAS 77082-2616 (281) 759-1120 FAX: (281) 759-5500

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-124997 and 333-74321 of Acergy S.A. on Form S-8 of our report dated June 29, 2006, appearing in this Annual Report on Form 11-K of Acergy US Inc. 401(k) Profit Sharing Plan and Trust for the year ended December 31, 2006.

Deloitte + Touche LLP

Houston, Texas
June 28, 2007

END

402665